Exhibit 2.3

CERTIFICATE OF MERGER

OF

ROUGHNECK SUPPLIES, INC.

INTO

OMNIMMUNE HOLDINGS, INC.

Pursuant to Title 8, Section 252 of the General Corporation Law of the State of Delaware, the undersigned corporation as the surviving corporation in a merger, hereby submits the following Certificate of Merger:

1.           The name of the surviving corporation is Omnimmune Holdings, Inc., a corporation organized under the laws of the State of Delaware on July 8, 2008 (the “Corporation”); the name of the non-surviving corporation is Roughneck Supplies, Inc., a corporation organized under the laws of the State of Nevada on February 22, 2007 (the “Merged Corporation”).

2.           The Agreement of Merger (the “Merger Agreement”) was duly approved, adopted, certified, executed and acknowledged by the Consent of the Sole Director of the Corporation dated August 5, 2008 and the Consent of the Sole Stockholder of the Corporation on August 5, 2008.  The Merger Agreement was duly approved, adopted, certified, executed and acknowledged by the Consent of the Sole Director of the Merged Corporation on August 4, 2008 and the Consent of the Majority Stockholder of the Merged Corporation on August 4, 2008.

3.           The name of the surviving corporation shall be Omnimmune Holdings, Inc., a Delaware corporation.

4.           The Merger Agreement provides that the merger herein certified shall be effective as prescribed by law (the “Effective Date”), insofar as the General Corporation Law of the State of Delaware shall govern the Effective Date.

5.           The certificate of incorporation of the Corporation at the Effective Date of the merger shall be the certificate of incorporation of said surviving corporation and said certificate of incorporation shall continue in full force and effect until changed, altered, or amended in the manner prescribed by the provisions of the General Corporation Law of the State of Delaware.

6.           The executed Merger Agreement is on file at an office of the Corporation located at 5254 Green St. Unit 10, Halifax A5 B3H1N7 Canada, the place of business of the Corporation.

7.           The authorized capital stock of Roughneck Supplies, Inc., a Nevada corporation, is 50,000,000 shares of common stock, $0.0001 par value per share.

8.           A copy of the Merger Agreement shall be furnished by the Corporation, on request and without cost, to any stockholder of the Corporation or the Merged Corporation.

9.           The Corporation hereby agrees that it will promptly pay to the dissenting shareholders of the Merged Corporation the amount, if any, to which they shall be entitled under the provisions of the Nevada Revised Statutes with respect to the rights of dissenting stockholders.

IN WITNESS WHEREOF, the surviving corporation has caused this certificate to be signed by an authorized officer on August 5, 2008.

OMNIMMUNE HOLDINGS, INC., a Delaware corporation

By: /s/TRAVIS MCPHEE_______________
       Travis McPhee, President